UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: May 13, 2026

Commission file number 1-33867
_________________________

TEEKAY TANKERS LTD.
(Exact name of Registrant as specified in its charter)
_________________________

2nd Floor, Swan Building, 26 Victoria Street, Hamilton, HM 12, Bermuda
(Address of principal executive office)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Tankers Ltd. dated May 13, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date: May 13, 2026	By:	/s/ Brody Speers
Brody Speers Chief Financial Officer (Principal Financial and Accounting Officer)

Exhibit 1

TEEKAY TANKERS LTD. REPORTS
FIRST QUARTER 2026 RESULTS

Highlights
•Reported GAAP net income of $153.6 million, or $4.42 per share, and adjusted net income(1) of $128.3 million, or $3.69 per share, in the first quarter of 2026 (excluding items listed in Appendix A to this release).
•Strong first quarter of 2026 spot tanker rates with Suezmax tankers and Aframax/LR2 tankers together averaging $61,000 per day. To date in the second quarter of 2026, Teekay Tankers is experiencing record spot tanker rates with Suezmax tankers and Aframax/LR2 tankers averaging $121,800 per day and $98,000 per day for approximately 60% and 53% of second quarter spot days booked to date, respectively.
•As part of our fleet renewal plan, during the first quarter of 2026 Teekay Tankers completed the following previously-announced transactions: (1) acquired three 2016-built Aframax tankers for a total of $141.5 million and (2) completed the sales of a 2007-built and a 2009-built Suezmax tanker for total proceeds of $73.0 million and recorded related gains on sales of $22.7 million.
•In addition, in April 2026, Teekay Tankers agreed to purchase two Korean resale Suezmax tanker newbuildings for a total of $190 million with expected deliveries in 2027 and, in May 2026, sold one 2009-built Suezmax vessel for $53.5 million.
•Time chartered-out one Suezmax tanker for $80,000 per day for a period between 10 to 12 months and one Aframax vessel for $60,000 per for 12 months.
•The Company declared a cash dividend of $0.25 per share for the quarter ended March 31, 2026. In addition, the Company declared a special dividend of $1.00 per share, for a combined dividend of $1.25 per common share, payable in June 2026.

Hamilton, Bermuda, May 13, 2026 - Teekay Tankers Ltd. (Teekay Tankers or the Company) (NYSE: TNK) today reported the Company's results for the quarter ended March 31, 2026:

Consolidated Financial Summary

	Three Months Ended
(in thousands of U.S. dollars, except per share data)	March 31, 2026	December 31, 2025	March 31, 2025
	(unaudited)	(unaudited)	(unaudited)
GAAP FINANCIAL COMPARISON
Total revenues	286,094	258,269	231,639
Income from operations	147,672	110,298	74,406
Net income	153,551	120,461	76,032
Earnings per share - basic	4.42	3.47	2.20
NON-GAAP FINANCIAL COMPARISON
Adjusted EBITDA (1)	141,425	109,715	59,450
Adjusted net income (1)	128,269	96,964	41,803
Adjusted earnings per share - basic (1)	3.69	2.80	1.21
Cash, cash equivalents, restricted cash and short-term investments (2)	996,151	853,261	676,538
(1)    These are non-GAAP financial measures. Please refer to "Definitions and Non-GAAP Financial Measures" and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).
(2)    For the period ended December 31, 2025, the balance excludes deposits of $99.0 million held in escrow (which is disclosed as "Other non-current assets" on the Company's consolidated balance sheet as at December 31, 2025) for the acquisitions of three Aframax tankers, which were completed in January 2026.

Teekay Tankers Ltd. Investor Relations E-mail: investor.relations@teekay.com www.teekaytankers.com
2nd Floor, Swan Building, 26 Victoria Street, Hamilton, HM12, Bermuda

First Quarter of 2026 Compared to Fourth Quarter of 2025
GAAP net income and non-GAAP adjusted net income for the first quarter of 2026 increased compared to the fourth quarter of 2025, primarily due to higher average spot tanker rates, partially offset by the sales of four vessels during the fourth quarter of 2025 and the first quarter of 2026.

First Quarter of 2026 Compared to First Quarter of 2025
GAAP net income and non-GAAP adjusted net income for the first quarter of 2026 increased compared to the same period of the prior year, primarily due to higher average spot tanker rates and the acquisitions of six vessels between the second quarter of 2025 and the end of the first quarter of 2026, partially offset by the sales of 13 vessels between the start of the first quarter of 2025 and the end of the first quarter of 2026. In addition, GAAP net income for the first quarter of 2026 included a $22.7 million gain from the sales of two vessels, compared to a $39.0 million gain from the sales of four vessels and a $4.7 million unrealized loss on investment in marketable securities in the first quarter of 2025.

CEO Commentary
“Teekay Tankers posted strong financial results for the first quarter of 2026, generating GAAP net income of $153.6 million and adjusted net income of $128.3 million,” commented Kenneth Hvid, Teekay Tankers’ President and Chief Executive Officer. “First quarter of 2026 spot rates were close to the highest on record for a first quarter, primarily due to geopolitical events in both Venezuela and Iran. The U.S. blockade and the effective closure of the Strait of Hormuz, an unprecedented event which has not directly impacted the operations of our vessels, continues to disrupt the oil and tanker markets and has propelled our second quarter of 2026 to-date tanker rates to new record levels. While rates have decreased from the extreme highs in the beginning of the second quarter, we are still chartering vessels at strong rates.”

“We continue to progress our fleet renewal strategy, which includes acquiring modern tonnage in conjunction with selling older vessels. Since reporting earnings in February 2026, we agreed to purchase two Korean-built Suezmax resale newbuildings for a total cost of $190 million with expected deliveries in 2027, and have sold a 2009-built Suezmax for $53.5 million. In total since the beginning of the year, we have now acquired or agreed to acquire five mid-size tankers and sold or agreed to sell four older vessels. These measured steps continue to modernize our fleet while maintaining significant operating leverage to the tanker market.”

“While the near-term tanker market outlook remains difficult to predict and significantly influenced by highly liquid geopolitical events, we believe Teekay Tankers is well positioned to generate free cash flow and continue to renew our fleet, supported by our low cash flow break-even levels and significant investment capacity. Even as we invest in fleet renewal, we remain in a position to return capital to shareholders as our Board of Directors has approved a special cash dividend of $1.00 per share in addition to our regular fixed quarterly dividend for a combined cash dividend of $1.25 per share.”

Summary of Recent Events
Vessel Purchases

In January 2026, the Company acquired three 2016-built Aframax tankers for a total of $141.5 million and it bareboat chartered the vessels back to the seller on short-term contracts. One vessel has been redelivered with the remaining vessels expected to be redelivered to the Company in the second and third quarters of 2026, at which point the Company will take over full commercial and technical management of the vessels.

In April 2026, the Company entered into agreements to purchase two resale Suezmax tanker newbuildings for a total of $190 million1. The vessels will be built at a South Korean shipyard and are expected to be delivered in 2027.

Vessel Sales

In January and March 2026, the Company completed the previously-announced sales of one 2007-built Suezmax tanker and one 2009-built Suezmax tanker for total proceeds of $73.0 million, which resulted in gains on sales of $22.7 million in the first quarter of 2026.

In May 2026, the Company completed the sale of one 2009-built Suezmax tanker for $53.5 million. This sale and the previously-announced sale of a 2013-built VLCC tanker for $84.5 million, which is expected to be completed in June 2026, are expected to result in gains on sales of approximately $55 million during the second quarter of 2026.

In March 2026, the Company out-chartered one Suezmax tanker for $80,000 per day for a period of 10 to 12 months.

In May 2026, the Company out-chartered one Aframax tanker for $60,000 per day for 12 months.

Dividends

The Company's Board of Directors declared its fixed quarterly cash dividend in the amount of $0.25 per outstanding common share for the quarter ended March 31, 2026. In addition, the Board of Directors declared a special cash dividend of $1.00 per common share. These dividends are payable on June 2, 2026 to all of Teekay Tankers’ shareholders of record on May 26, 2026.
Tanker Market
The effective closure of the Strait of Hormuz due to conflict in the Middle East has led to unprecedented disruption to global oil and tanker markets. As a result, mid-size crude tanker spot rates rose to the second highest level for a first quarter on record during the first quarter of 2026, with rates increasing further to all-time highs at the start of the second quarter of 2026.

Prior to the conflict in the Middle East, mid-size crude tanker spot rates were already at very firm levels due to a combination of rising seaborne oil trade volumes, a tightening of sanctions against Russia, Iran, and Venezuela (which pushed more trade volumes away from the “dark fleet” towards the compliant fleet of tankers), and the impact of fleet consolidation in the VLCC sector. This was further amplified at the start of 2026 with the removal of Venezuelan President Nicolás Maduro by the United States and the subsequent freeing up of Venezuelan crude oil exports to move on compliant tonnage to destinations such as the U.S. Gulf, Europe, and India, to the benefit of mid-size crude tanker demand.

However, it is the recent events in the Middle East which have propelled spot tanker rates to new highs. Following the commencement on February 28, 2026 of attacks by the United States and Israel against Iran, Iran has responded by attacking a range of military and civilian assets across the Middle East region, including vessels transiting the Strait of Hormuz. The U.S. has also imposed a blockade on the strait. This has led to a significant drop
1 Subject to customary closing conditions.

in vessel traffic through the Strait of Hormuz due to safety concerns, which in turn has led to a sharp decline in Middle East oil production and exports. While Saudi Arabia and the UAE have been able to divert some of their export volumes to ports outside of the Middle East Gulf, total crude oil exports from the region have fallen by approximately 10 million barrels per day (mb/d) compared to pre-war levels.

Ordinarily, an oil supply loss of this magnitude would likely be negative for tanker demand due to the steep drop in cargo supply. However, a series of trading inefficiencies have coincided to boost spot tanker rates in the weeks following the start of the conflict.

Firstly, a number of vessels are trapped and unable to exit the Middle East Gulf via the Strait of Hormuz, which has reduced effective fleet supply, most notably in the VLCC sector where approximately 8% of the non-sanctioned fleet is currently idled.

Secondly, the rush to find replacement barrels, particularly by Asian refiners which have been most impacted by the loss of Middle East oil, has led to a sharp upturn in Atlantic basin crude oil exports, with volumes increasing by almost 4 mb/d between January 2026 and April 2026. This has been most evident in the U.S. Gulf, where crude oil exports reached a record high of 5.5 mb/d in April 2026, boosted by the release of oil from the U.S. Strategic Petroleum Reserve.

Finally, average voyage distances have increased substantially due to an increase in vessels ballasting long-haul from the Pacific to Atlantic basin, with a large proportion of these vessels sailing back to Asia once loaded in order to meet Asian refinery demand.

As of the date of this release, the two sides in the conflict continue to be in a stand-off and the Strait of Hormuz remains effectively closed. Until this is resolved, the Company anticipates that oil and tanker markets will exhibit high levels of volatility and unpredictability. The ultimate impact on the global economy, oil supply / demand, and spot tanker rates, will depend on the duration of the conflict and the manner in which it is resolved.

Operating Results
The following table highlights the operating performance of the Company’s spot vessels (including those trading on voyage charters, in revenue sharing arrangements (RSAs), in a third-party pool and in full service lightering), time charter-out vessels and bareboat charter-out vessels, in each case measured in net revenues(1) per revenue day(2), or time-charter equivalent (TCE) rates, before off-hire bunker expenses:

	Three Months Ended
	March 31, 2026	December 31, 2025	March 31, 2025
Time Charter-Out Fleet (3)
Suezmax revenue days	125	92	—
Suezmax TCE per revenue day	$44,755	$41,969	—
Aframax / LR2 revenue days	164	129	90
Aframax / LR2 TCE per revenue day	$32,507	$31,852	$49,149

Bareboat Charter-Out Fleet
Aframax / LR2 revenue days	243	—	—
Aframax / LR2 TCE per revenue day	$11,850	—	—

Spot Fleet
Suezmax revenue days	1,354	1,494	2,148
Suezmax spot TCE per revenue day	$62,124	$53,505	$26,765
Aframax / LR2 revenue days	1,349	1,437	1,694
Aframax / LR2 spot TCE per revenue day	$59,934	$43,634	$27,846
VLCC revenue days	89	92	—
VLCC spot TCE per revenue day (4)	$87,974	$75,244	—

Total Fleet
Suezmax revenue days	1,479	1,586	2,148
Suezmax TCE per revenue day	$60,656	$52,836	$26,765
Aframax / LR2 revenue days	1,756	1,566	1,784
Aframax / LR2 TCE per revenue day	$50,724	$42,670	$28,921
VLCC revenue days	89	92	—
VLCC TCE per revenue day	$87,974	$75,244	—

(1)    Net revenues is a non-GAAP financial measure. Please refer to "Definitions and Non-GAAP Financial Measures" for a definition of this term and Appendix D to this release for a reconciliation of this non-GAAP financial measure as used in this release to the most directly comparable financial measure under GAAP.
(2)    Revenue days are the total number of calendar days the Company's vessels were in its possession during a period, less the total number of off-hire days during the period associated with events such as major repairs or modifications, dry dockings or special or intermediate surveys. Consequently, revenue days represent the total number of days available for the vessel to earn revenue. Idle days, which are days when the vessel is available to earn revenue but is not employed, are included in revenue days.
(3)    Excludes one chartered-in bunker tanker on a time charter-out contract.
(4)    Includes one VLCC tanker, which was acquired by the Company from its 50/50 joint venture in August 2025, which is trading in a pooling arrangement managed by a third-party. For the three months ended March 31, 2025, the vessel earned an average TCE rate of $29,959 per day over 90 revenue days when the vessel was owned by the joint venture. In February 2026, the Company entered into an agreement to sell the VLCC tanker to a third party, and the tanker is expected to be delivered to its purchaser in June 2026.

Second Quarter of 2026 Spot Tanker Performance Update
The following table presents Teekay Tankers’ average TCE rates booked to date in the second quarter of 2026 for its spot-traded fleet only, together with the percentages of total revenue days currently fixed for the first quarter:

	Second Quarter 2026 To-Date Spot Tanker Rates
	TCE Rates Per Day	% Fixed
Suezmax	$121,800	60%
Aframax / LR2 (1)	$98,000	53%
VLCC (2)	$141,800	71%

(1)    Rate and percentage booked to date include all Aframax and LR2 vessels, whether trading in the clean or dirty spot market.
(2)    In February 2026, the Company agreed to sell its VLCC tanker, which is expected to be delivered to its purchaser in June 2026.

Teekay Tankers Fleet
The following table summarizes the Company’s fleet as of May 13, 2026:

	Owned Vessels(6)	Chartered-in Vessels	Total
Fixed-rate:
Suezmax Tankers	3	—	3
Aframax Tankers / LR2 Product Tankers(1)	4	—	4
Total Fixed-Rate Fleet	7	—	7
Spot-rate:
Suezmax Tankers(2)	11	1	12
Aframax Tankers / LR2 Product Tankers(3)(4)	14	2	16
VLCC Tanker(5)	1	—	1
Total Spot Fleet	26	3	29
Total Tanker Fleet	33	3	36
STS Support and Bunker Tanker Vessels	—	2	2
Total Teekay Tankers Fleet	33	5	38
(1)    Includes two Aframax tankers subject to bareboat charter-out contracts that are scheduled to expire during the second and third quarters of 2026.
(2)    Includes one Suezmax tanker subject to a charter-in contract that is scheduled to expire in June 2027, with an option to extend for one additional year.
(3)    Includes one owned Aframax / LR2 tanker for which a time charter-out contract was entered into by the Company in May 2026 and which is scheduled to commence in late May 2026.
(4)    Includes two Aframax / LR2 tankers subject to charter-in contracts that are scheduled to expire in February 2027 and January 2030, the latter of which has options to extend for up to three years, as well as a purchase option at the end of the second extension option period.
(5)    In February 2026, the Company agreed to sell the vessel. The tanker is expected to be delivered to its purchaser in June 2026.
(6)     11 Suezmax tankers, 12 Aframax / LR2 tankers, and one VLCC tanker are unencumbered.

Liquidity Update
As at March 31, 2026, the Company had total liquidity of $1.2 billion (comprised of $722.0 million in cash and cash equivalents, $274.1 million in short-term investments and $171.7 million in undrawn capacity from its credit facility), compared to total liquidity of $1.0 billion as at December 31, 2025. Given Teekay Tankers' significant investment capacity, in April 2026, the Company removed eight vessels from the collateral package securing its existing revolving credit facility, which reduced the undrawn capacity by $60.5 million to $111.2 million. Following the vessel removals, the Company has 24 unencumbered vessels.

Conference Call
Teekay and Teekay Tankers (collectively, the Teekay Group) plan to host a conference call on Thursday, May 14, 2026 at 11:00 a.m. (ET) to discuss the Teekay Group's results for the first quarter of 2026. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:
•By dialing 1(800) 330-6710, or 1(647) 361-1999 if outside of North America, and quoting conference ID code 1992591.
•By accessing the webcast, which will be available on Teekay Tankers’ website at www.teekay.com (the archive will remain on the website for a period of one year).
An accompanying Teekay Group First Quarter of 2026 Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.

About Teekay Tankers
Teekay Tankers owns a fleet of 33 double-hulled oil and product tankers (including 14 Suezmax tankers, 18 Aframax / LR2 tankers, and one VLCC tanker), and also has three chartered-in oil and product tankers. Teekay Tankers’ vessels are typically employed through a mix of spot tanker market trading and short or medium-term fixed-rate time-charter contracts. In addition, Teekay Tankers manages and operates vessels for the Australian Government and Australian energy companies as part of the marine services provided by the Company and owns a ship-to-ship transfer business that performs full service lightering and lightering support operations in the U.S. Gulf and Caribbean. Teekay Tankers was formed in December 2007 by Teekay Corporation Ltd.

Teekay Tankers’ Class A common shares trade on the New York Stock Exchange under the symbol “TNK.”

For Investor Relations enquiries contact:
E-mail: investor.relations@teekay.com
Website: www.teekay.com. The information contained on our website is not part of this release.

Definitions and Non-GAAP Financial Measures
This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the Securities and Exchange Commission (SEC). These non-GAAP financial measures, which include Adjusted Net Income, Adjusted EBITDA, and Net Revenues, are intended to provide additional information and should not be considered substitutes for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized definitions across companies, and therefore may not be comparable to similar measures presented by other companies. These non-GAAP measures are used by management, and the Company believes that these supplemental metrics assist investors and other users of its financial reports in comparing financial and operating performance of the Company across reporting periods and with other companies.
Non-GAAP Financial Measures
Adjusted net income excludes certain items of income or loss from GAAP net income that are typically excluded by securities analysts in their published estimates of the Company’s financial results. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net income, the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.
Adjusted EBITDA represents EBITDA (i.e. net income before interest, taxes, and depreciation and amortization) adjusted to exclude certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance. Such adjustments include foreign exchange gains and losses, write-downs of assets, gains and losses on sale of assets, unrealized credit loss adjustments, realized and unrealized gains and losses on marketable securities, unrealized gains and losses on derivative instruments, realized gains or losses on derivative instruments resulting from amendments or terminations of the underlying instruments, equity income or loss and gain on distribution from unconsolidated joint ventures, dividend income from marketable securities, amortization of in-process revenue, and certain write-offs and other income or expenses. Adjusted EBITDA also excludes realized gains or losses on any interest rate swaps (as management, in assessing the Company's performance, views these gains or losses as an element of interest expense). Adjusted EBITDA is a non-GAAP financial measure used by certain investors and management to measure the operational performance of companies. Please refer to Appendix C of this release for a reconciliation of Adjusted EBITDA to net income, the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.
Net revenues represents income from operations before vessel operating expenses, charter hire expenses, depreciation and amortization, general and administrative expenses, and gain or loss on sale and write-down of assets. Since the amount of voyage expenses the Company incurs for a particular charter depends on the type of the charter, the Company includes these costs in net revenues to improve the comparability between periods of reported revenues that are generated by the different types of charters and contracts. The Company principally uses net revenues, a non-GAAP financial measure, because the Company believes it provides more meaningful information about the deployment of the Company's vessels and their performance than does income from operations, the most directly comparable financial measure under GAAP. Please refer to Appendix D of this release for a reconciliation of this non-GAAP financial measure to income from operations, the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.

Teekay Tankers Ltd.
Summary Consolidated Statements of Income
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended
	March 31,	December 31,	March 31,
	2026	2025	2025
	(unaudited)	(unaudited)	(unaudited)

Voyage charter revenues (1)	231,093	216,730	192,643
Time-charter revenues	13,755	10,466	6,314
Bareboat-charter revenues	2,877	—	—
Other revenues (2)	38,369	31,073	32,682
Total revenues	286,094	258,269	231,639

Voyage expenses (1)	(57,615)	(69,160)	(86,867)
Vessel operating expenses	(61,217)	(58,263)	(61,168)
Charter hire expenses	(9,678)	(9,540)	(14,409)
Depreciation and amortization	(22,188)	(21,514)	(23,240)
General and administrative expenses	(10,380)	(11,205)	(9,712)
Gain on sale and write-down of assets (3)	22,656	21,711	38,163
Income from operations	147,672	110,298	74,406

Interest income	8,046	8,695	5,857
Interest expense	(489)	(557)	(773)
Gain on distribution and equity income from equity-accounted investment	1,500	—	230
Other income (expense)	821	1,334	(4,158)
Net income before income tax	157,550	119,770	75,562

Income tax (expense) recovery	(3,999)	691	470
Net income	153,551	120,461	76,032

Earnings per share attributable
to shareholders of Teekay Tankers
- Basic	4.42	3.47	2.20
- Diluted	4.40	3.46	2.19
- Cash dividends declared	0.25	0.25	0.25

Weighted-average number of total common
shares outstanding
- Basic (4)	34,758,582	34,682,463	34,482,849
- Diluted	34,909,856	34,861,701	34,666,717

Number of outstanding common shares
at the end of the period	34,643,858	34,547,729	34,432,614

(1)Voyage charter revenues include revenues earned from full service lightering activities. Voyage expenses include certain costs associated with full service lightering activities, which include: short-term in-charter expenses, bunker fuel expenses and other port expenses totaling $9.0 million, $1.7 million and $8.1 million for the three months ended March 31, 2026, December 31, 2025 and March 31, 2025, respectively.

(2)Other revenues include operational and maintenance marine services provided to the Australian Government and third parties, lightering support revenue, management and other fees, as well as revenue earned from the Company's responsibilities in employing vessels subject to the RSAs managed by the Company and certain bunker related activities. Other revenues also include the amortization of in-process revenue related to the Company's acquisitions of three Aframax-sized tankers that were completed in January 2026, at which time the Company bareboat chartered out each tanker to the seller for a short-term period.

(3)Gain on sale and write-down of assets for the three months ended March 31, 2026 includes an aggregate gain of $22.7 million relating to two Suezmax tankers, which were sold in January 2026 and March 2026. Gain on sale and write-down of assets for the three months ended December 31, 2025 includes an aggregate gain of $21.7 million relating to one Suezmax tanker and one Aframax-sized tanker, both of which were sold in October 2025. Gain on sale and write-down of assets for the three months ended March 31, 2025 includes an aggregate gain of $39.0 million relating to two Suezmax tankers and two Aframax-sized tankers, which were sold in February and March 2025, as well as a write-down of $0.8 million relating to two of the Company's operating lease right-of-use assets.

(4)Includes common shares related to non-forfeitable stock-based compensation.

Teekay Tankers Ltd.
Summary Consolidated Balance Sheets
(in thousands of U.S. dollars)

	As at	As at
	March 31,	December 31,
	2026	2025
	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	722,009	830,569
Short-term investments (1)	274,142	22,000
Restricted cash	—	692
Accounts receivable	113,001	82,781
Bunker and lube oil inventory	28,719	29,409
Prepaid expenses	17,195	17,013
Accrued revenue and other current assets	54,098	70,160
Assets held for sale (2)	61,036	26,834
Total current assets	1,270,200	1,079,458
Vessels and equipment – net	1,053,098	1,000,483
Operating lease right-of-use assets	32,998	38,161
Goodwill and intangible assets	10,481	2,426
Other non-current assets(3)	23,742	121,146
Total assets	2,390,519	2,241,674

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	103,450	104,650
Current portion of operating lease liabilities	19,422	21,107
Other current liabilities	12,278	9,533
Total current liabilities	135,150	135,290
Long-term operating lease liabilities	13,577	17,054
Other long-term liabilities	51,880	45,714
Equity	2,189,912	2,043,616
Total liabilities and equity	2,390,519	2,241,674

Cash, cash equivalents, restricted cash and short-term investments	996,151	853,261
(1)Short-term investments include various bank term deposits and short-term debt securities issued by the United States government that have initial maturity dates of more than three months but less than one year from the origination date.
(2)Assets held for sale as at March 31, 2026 include one VLCC tanker, which is expected to be delivered to its purchaser in June 2026. Assets held for sale as at December 31, 2025 include one Suezmax tanker, which was delivered to its purchaser in January 2026.
(3)Other non-current assets as at December 31, 2025 include payments of $99.0 million held in escrow for the acquisitions of three Aframax-sized tankers, which were completed in January 2026, and this amount that was previously recorded in other non-current assets is included as part of vessels and equipment as at March 31, 2026.

Teekay Tankers Ltd.
Summary Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Three Months Ended
	March 31,	March 31,
	2026	2025
	(unaudited)	(unaudited)
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net income	153,551	76,032
Non-cash items:
Depreciation and amortization	22,188	23,240
Gain on sale and write-down of assets	(22,656)	(38,163)
Gain on distribution and equity income from equity-accounted investment	(1,500)	(230)
Provision (recovery) for uncertain tax position	260	(2,221)
Other	(388)	5,652
Change in operating assets and liabilities	(29,158)	(6,019)
Expenditures for dry docking	(2,691)	(667)
Net operating cash flow	119,606	57,624

FINANCING ACTIVITIES
Issuance of common shares upon exercise of stock options	1,072	872
Cash dividends paid	(8,661)	(8,596)
Other	—	(803)
Net financing cash flow	(7,589)	(8,527)

INVESTING ACTIVITIES
Proceeds from sale of vessels	72,332	120,834
Distribution from equity-accounted joint venture	1,500	—
Expenditures for vessels and equipment	(510)	(306)
Deposit for vessel purchase	—	(6,300)
Purchase of marketable securities	—	(2,348)
Purchase of short-term investments	(274,142)	—
Proceeds from short-term investments	22,000	—
Vessel acquisitions	(42,449)	—
Net investing cash flow	(221,269)	111,880

(Decrease) increase in cash, cash equivalents and restricted cash	(109,252)	160,977
Cash, cash equivalents and restricted cash, beginning of the period	831,261	515,561
Cash, cash equivalents and restricted cash, end of the period	722,009	676,538

Teekay Tankers Ltd.
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income
(in thousands of U.S. dollars, except per share amounts)

	Three Months Ended
	March 31, 2026		December 31, 2025		March 31, 2025
	(unaudited)		(unaudited)		(unaudited)
	$	$ Per Share(1)	$	$ Per Share(1)	$	$ Per Share(1)
Net income - GAAP basis	153,551	$4.42	120,461	$3.47	76,032	$2.20

Add (subtract) specific items affecting net income:
Gain on sale and write-down of assets	(22,656)	($0.65)	(21,711)	($0.62)	(38,949)	($1.13)
Other (2)	(2,626)	($0.08)	(1,786)	($0.05)	4,720	$0.14
Total adjustments	(25,282)	($0.73)	(23,497)	($0.67)	(34,229)	($0.99)
Adjusted net income attributable to shareholders of
Teekay Tankers	128,269	$3.69	96,964	$2.80	41,803	$1.21

(1)Basic per share amounts.
(2)The amount for the three months ended March 31, 2026 relates to a gain on distribution received from the Company's equity-accounted joint venture and foreign exchange gains. The amount for the three months ended December 31, 2025 relates to a realized gain on the sale of investment in marketable securities and an unrealized loss on investment in marketable securities. The amount for the three months ended March 31, 2025 relates to an unrealized loss on investment in marketable securities.

Teekay Tankers Ltd.
Appendix B - Supplemental Financial Information
Summary Statement of Income
(in thousands of U.S. dollars)

	Three Months Ended
	March 31, 2026
	(unaudited)
	Tankers	Marine Services and Other (1)	Total
Revenues	253,871	32,223	286,094
Voyage expenses	(57,615)	—	(57,615)
Vessel operating expenses	(31,013)	(30,204)	(61,217)
Charter hire expenses	(9,058)	(620)	(9,678)
Depreciation and amortization	(22,188)	—	(22,188)
General and administrative expenses	(10,380)	—	(10,380)
Gain on sale of vessels	22,656	—	22,656
Income from operations	146,273	1,399	147,672

	Three Months Ended
	December 31, 2025
	(unaudited)
	Tankers	Marine Services and Other (1)	Total
Revenues	227,941	30,328	258,269
Voyage expenses	(69,160)	—	(69,160)
Vessel operating expenses	(30,735)	(27,528)	(58,263)
Charter hire expenses	(8,906)	(634)	(9,540)
Depreciation and amortization	(21,514)	—	(21,514)
General and administrative expenses	(11,205)	—	(11,205)
Gain on sale of vessels	21,711	—	21,711
Income from operations	108,132	2,166	110,298

	Three Months Ended
	March 31, 2025
	(unaudited)
	Tankers	Marine Services and Other (1)	Total
Revenues	202,504	29,135	231,639
Voyage expenses	(86,867)	—	(86,867)
Vessel operating expenses	(35,747)	(25,421)	(61,168)
Charter hire expenses	(13,789)	(620)	(14,409)
Depreciation and amortization	(23,240)	—	(23,240)
General and administrative expenses	(9,712)	—	(9,712)
Gain on sale and write-down of assets	38,163	—	38,163
Income from operations	71,312	3,094	74,406

(1)Includes revenues of $31.7 million, $29.5 million and $28.4 million related to marine services from the Australian operations for the three months ended March 31, 2026, December 31, 2025 and March 31, 2025, respectively, as well as total vessel operating expenses and charter hire expenses of $30.3 million, $27.4 million and $25.3 million related to marine services from the Australian operations for the three months ended March 31, 2026, December 31, 2025 and March 31, 2025, respectively.

Teekay Tankers Ltd.
Appendix C - Reconciliation of Non-GAAP Financial Measures
Total Adjusted EBITDA
(in thousands of U.S. dollars)

	Three Months Ended
	March 31, 2026	December 31, 2025	March 31, 2025
	(unaudited)	(unaudited)	(unaudited)
Net income - GAAP basis	153,551	120,461	76,032
Depreciation and amortization	22,188	21,514	23,240
Net interest income	(7,557)	(8,138)	(5,084)
Income tax expense (recovery)	3,999	(691)	(470)
EBITDA	172,181	133,146	93,718

Add (subtract) specific items affecting EBITDA:
Gain on sale and write-down of assets	(22,656)	(21,711)	(38,163)
Amortization of in-process revenue	(5,474)	—	—
Gain on distribution and equity income from equity-accounted investment	(1,500)	—	(230)
Other (1)	(1,126)	(1,720)	4,125
Adjusted EBITDA	141,425	109,715	59,450
(1)The amount for the three months ended March 31, 2026 relates to foreign exchange gains. The amount for the three months ended December 31, 2025 relates to a realized gain on the sale of investment in marketable securities, an unrealized loss on investment in marketable securities and foreign exchange losses. The amount for the three months ended March 31, 2025 relates to an unrealized loss on investment in marketable securities, foreign exchange gains and dividend income.

Teekay Tankers Ltd.
Appendix D - Reconciliation of Non-GAAP Financial Measures
Net Revenues - Tankers
(in thousands of U.S. dollars)

	Three Months Ended
	March 31, 2026	December 31, 2025	March 31, 2025
	(unaudited)	(unaudited)	(unaudited)
Tankers
Income from operations - GAAP basis	146,273	108,132	71,312

Add (subtract) specific items affecting income from operations:
Vessel operating expenses	31,013	30,735	35,747
Charter hire expenses	9,058	8,906	13,789
Depreciation and amortization	22,188	21,514	23,240
General and administrative expenses	10,380	11,205	9,712
Gain on sale and write-down of assets	(22,656)	(21,711)	(38,163)
Total adjustments	49,983	50,649	44,325
Net revenues	196,256	158,781	115,637

Forward-Looking Statements
This release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements included in this release, other than statements of historical fact, are forward-looking statements. When used in this release, the words "expect", "believe", "anticipate", "plan", "intend", "estimate", "may", "will", "should" or similar words identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements and any such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. All forward-looking statements speak only as of the date hereof and are based on current expectations and involve a number of assumptions, risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. Forward-looking statements contained in this release include, among others, statements regarding: our expectations regarding vessel sales and acquisitions, including the occurrence and timing of vessel deliveries, the expected financial impacts of such transactions and our expected operating plans for acquired vessels; the Company's expectations regarding tanker charter-in and charter-out contracts, including the timing of commencement, expiry or extensions thereof; the timing of payments of cash dividends; any future dividends; geopolitical events and the impact thereof on the global economy, the industry and tanker market, and the Company's business; management's view of the tanker operating and rate environments, and related effects on the Company and its operations; crude oil and refined product tanker market fundamentals, including expectations regarding oil supply and demand, as well as tonne-mile demand; the Company's ability to benefit from its balance sheet strength and approach to fleet renewal; and the Company's liquidity and market position, including expected maximum available liquidity under the Company’s revolving credit facility by June 2026.
The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: potential changes to or termination of the Company's capital allocation plan or dividend policy; the declaration by the Company's Board of Directors of any future cash dividends on the Company's common shares; the Company's available cash and the levels of its capital needs; changes in the Company's liquidity and financial leverage; changes in the annual EBITDA levels of the Company's Australian operations; changes in tanker rates, including spot tanker market rate fluctuations, and in oil prices; changes in the production of, or demand for, oil or refined products and for tankers; changes in trading patterns affecting overall vessel tonnage requirements; the impact of geopolitical tensions and conflicts, including the U.S.-Israel war with Iran and the effective closure of the Strait of Hormuz, the Israel and Hamas war, and the Russia-Ukraine war; the impact of imposed sanctions, tariffs, price caps, import and export and other restrictions; changes in global economic conditions; any reintroduction of proposed U.S. and China port fee regulations; greater or less than anticipated levels of tanker newbuilding orders and deliveries and greater or less than anticipated rates of tanker scrapping; the potential for early termination of charter contracts on existing vessels in the Company's fleet; the inability of charterers to make future charter payments; delays or inability to complete planned vessel sales and planned vessel deliveries; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations, including those that may further regulate greenhouse gas emissions; increased costs; and other factors discussed in Teekay Tankers’ filings from time to time with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F for the fiscal year ended December 31, 2025. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.